Exhibit 15

February 20, 2013

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form F-3) of Nomura Holdings, Inc. for the registration of senior debt securities of our report dated December 21, 2012 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. as of September 30, 2012, and the related unaudited consolidated statements of income and comprehensive income for the three-month and six-month periods ended September 30, 2012 and 2011, and the unaudited consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2012 and 2011 that is included in its Form 6-K dated December 21, 2012.

/s/ Ernst & Young ShinNihon LLC